UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number: 001-35279

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Asheville Savings Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASB Bancorp, Inc.

(Exact name of registrant as specified in its charter)

11 Church Street, Asheville, NC	28801
(Address of principle executive offices)	(Zip code)

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Asheville Savings Bank Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and supplemental schedule as of December 31, 2011, have been examined by Dixon Hughes Goodman LLP, and their report is included herein.

Asheville Savings Bank

Retirement Savings Plan

Financial Statements as of December 31, 2011 and 2010,

and for the year ended December 31, 2011,

Supplemental Schedule as of December 31, 2011, and

Report of Independent Registered Public Accounting Firm

Asheville Savings Bank Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Compensation Committee of

Asheville Savings Bank SSB

Asheville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Asheville Savings Bank Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Asheville Savings Bank Retirement Savings Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 28, 2012

Asheville Savings Bank Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2011 and 2010

	2011	2010

Investments at fair value (See Notes 3, 4, 5)	$5,070,914	$4,434,949

Receivables:
Employer contribution	5,528	5,325
Participant contributions	9,302	8,904
Notes receivable from participants	137,460	70,632

Total receivables	152,290	84,861

Net assets available for benefits	$5,223,204	$4,519,810

The accompanying notes are an integral part of these financial statements.

Asheville Savings Bank Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

Additions (reductions) to net assets attributed to:

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(77,980)
Interest and dividends	69,545

Total investment income (loss)	(8,435)

Interest income on notes receivable from participants	6,078

Contributions:
Employer	190,495
Participant	318,074
Rollovers	422,573

Total contributions	931,142

Net additions	928,785

Deductions to net assets attributed to:

Benefits paid to participants	217,103
Administrative expenses	8,288

Total deductions	225,391

Increase in net assets	703,394

Net assets available for benefits:
Beginning of year	4,519,810

End of year	$5,223,204

The accompanying notes are an integral part of these financial statements.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

1. Description of Plan

The following description of the Asheville Savings Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering eligible employees of Asheville Savings Bank, S.S.B. (the “Company”) who have one year and 1,000 hours of service. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company and Pentegra Trust Company served as the trustees of the Plan (“Trustees”) during the first six months and last six months, respectively, of the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the plan document and subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the plan year end are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the first 3%, plus 50% of the next 2% of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Investment Options – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds as investment options for participants.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings, and charged with benefit payments and allocations of administrative expenses and plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions and their portion of the Company’s matching contributions plus actual earnings thereon.

Notes Receivable From Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2011, outstanding loans contained interest rates from 4.25% to 6%. Principal and interest is paid ratably through payroll deductions.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or various installment options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may be withdrawn only upon demonstration of financial hardship, disability, or after the participants reach the age of 59.5 years.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex- dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits – Benefits are recorded upon distribution.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

Subsequent Events – The Company has evaluated subsequent events since the date of the financial statements. The Company has determined there were no material events that would require adjustment to or disclosure in the Plan’s financial statements.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of the dates indicated:

	As of December 31,
	2011		2010
	Units	Balance	Units	Balance

T. Rowe Price Growth Stock*	27,144	$864,004	—	$—
Federated Treasury Obligations I*	791,578	791,578	—	—
ASB Bancorp Unitized Stock*	53,062	620,166	—	—
T. Rowe Price Retirement 2020*	36,738	584,503	—	—
Vanguard Mid Cap Index Signal*	10,144	285,339	—	—
Fidelity Retirement Money Market**	—	—	1,133,946	1,133,946
Fidelity Freedom 2020**	—	—	30,059	414,513
Fidelity Growth**	—	—	4,333	360,258
Fidelity Freedom 2010**	—	—	18,697	254,094
Allianz CCM Capital Appreciation**	—	—	14,895	247,703
Fidelity Mid Cap Stock**	—	—	8,239	237,688

*	Investment was less than 5% of the Plan’s net assets available for benefits at December 31, 2010.
**	Investment was less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

During the year ended December 31, 2011, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $77,980 as follows:

American EuroPacific R6	$(33,085)
American Beacon Large Cap Value	(4,804)
ASB Bancorp Unitized Stock*	90,226
T. Rowe Price Growth Stock	(82,053)
PIMCO Total Return	(3,351)
Royce Pennsylvania Mutual I	(12,694)
T Rowe Price Equity Income	(14,555)
T Rowe Price Retirement 2010	(15,197)
T Rowe Price Retirement 2015	(6,737)
T Rowe Price Retirement 2020	(40,910)
T Rowe Price Retirement 2025	(4,974)
T Rowe Price Retirement 2030	(25,251)
T Rowe Price Retirement 2035	(4,492)
T Rowe Price Retirement 2040	(1,953)
T Rowe Price Retirement 2045	(2,743)
T Rowe Price Retirement 2050	(8,235)
T Rowe Price Retirement 2055	873
T Rowe Price Retirement Income	(37)
T Rowe Price Real Estate	(4,341)
Vanguard 500 Index Signal	(7,142)
Vanguard Mid Cap Index Signal	(52,967)
PIMCO Total Return	755
Allianz CCM Capital Appreciation	13,074
Fidelity Contra	8,654
Fidelity Equity	7,275
Fidelity Growth	36,752
Fidelity Value	5,036
Fidelity Select Healthcare	5,386
Fidelity Select Technology	1,340
Fidelity Select Utilities	1,164
Fidelity Select Financial	(1,543)
Fidelity Real Estate Inv	6,800
Fidelity Diversified International	6,000
Fidelity Dividend Growth	1,998
Fidelity Stock Select Small Cap	5,443
Fidelity Mid Cap Stock	4,589

(continued on next page)

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

(continued from previous page)

Fidelity Freedom Income	$16
Fidelity Freedom 2000	31
Fidelity Freedom 2010	8,534
Fidelity Freedom 2020	15,579
Fidelity Freedom 2030	8,466
Fidelity Select Natural Resources	6,106
Fidelity Select Industrials	1,731
Fidelity Select Cons Discr	22
Spartan 500 Index Inv	2,734
Spartan US Bond Index Inv	1,385
Fidelity Freedom 2040	1,046
Fidelity Freedom 2015	2,152
Fidelity Freedom 2025	2,201
Fidelity Freedom 2035	1,618
Fidelity Freedom 2045	419
Fidelity Freedom 2050	1,679

Net depreciation in fair value of investments	$(77,980)

*	Party-in-interest to the Plan.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

4. Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include the mutual funds.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value

Assets:
Equity mutual funds	$4,091,740	$—	$—	$4,091,740
Fixed income mutual funds	791,578	—	—	791,578
Money market mutual funds	187,596	—	—	187,596

Total assets at fair value	$5,070,914	$—	$—	$5,070,914

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

	Assets at Fair Value as of December 31, 2010
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value

Assets:
Equity mutual funds	$212,696	$—	$—	$212,696
Fixed income mutual funds	3,088,307	—	—	3,088,307
Money market mutual funds	1,133,946	—	—	1,133,946

Total assets at fair value	$4,434,949	$—	$—	$4,434,949

5. Exempt Party-In-Interest Transactions

Fidelity Management Trust Company and Pentegra Trust Company served as the trustees of the Plan during the first six months and last six months, respectively, of the plan year. Prior to July 1, 2011, certain plan investments were in shares of mutual funds managed by Fidelity Management Trust Company. Because Fidelity was the trustee as defined by the Plan, these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the Trustees by the Plan for administrative services were $8,288 for the year ended December 31, 2011.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

7. Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the IRC. The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing. The IRS has determined and informed Pentegra Retirement Services, Inc. by a letter dated September 30, 2008 that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and the positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2011 and 2010 financial statements to Schedule H of Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$5,223,204	$4,519,810
Contribution receivables not reflected on Form 5500	(14,830)	(14,229)

Net assets available for benefits per the Form 5500	$5,208,374	$4,505,581

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

For the Year Ended December 31, 2011

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2011 to the Form 5500:

Contributions per the financial statements	$931,142
Current year employer contribution receivable	(5,528)
Prior year employer contribution receivable	5,325
Current year participant contribution receivable	(9,302)
Prior year participant contribution receivable	8,904

Contributions per Form 5500	$930,541

Asheville Savings Bank Retirement Savings Plan

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i –

Schedule of Assets (Held at End of Year)

As of December 31, 2011

EIN: 56-0125550

Plan No. 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

	American Funds	Europacific Growth Fund (R6)	*	*	$140,763
	American Beacon	Large Cap Value Fund I	*	*	51,697
*	ASB Bancorp Unitized Stock	Employer/sponsor common stock	*	*	620,166
*	Asheville Savings Bank CD	Employer certificates of deposit	*	*	187,596
	T. Rowe Price	Growth Stock Fund	*	*	864,004
*	Participant Loans***	Maturity dates of 1 to 11 years Interest rates of 4.25% to 6.00%	*	*	137,460
	PIMCO Total Return	Total Return Fund (I)	*	*	230,026
	Royce Pennsylvania	Mutual Fund Inv	*	*	71,166
	T Rowe Price	Equity Income Fund	*	*	169,503
	T Rowe Price	Retirement 2010 Fund	*	*	173,188
	T Rowe Price	Retirement 2015 Fund	*	*	76,763
	T Rowe Price	Retirement 2020 Fund	*	*	584,503
	T Rowe Price	Retirement 2025 Fund	*	*	220,955
	T Rowe Price	Retirement 2030 Fund	*	*	222,340
	T Rowe Price	Retirement 2035 Fund	*	*	46,028
	T Rowe Price	Retirement 2040 Fund	*	*	22,715
	T Rowe Price	Retirement 2045 Fund	*	*	40,856
	T Rowe Price	Retirement 2050 Fund	*	*	59,644
	T Rowe Price	Retirement 2055 Fund	*	*	16,656
	T Rowe Price	Retirement Income Fund	*	*	893
	T Rowe Price	Real Estate Fund	*	*	92,423
	Federated Treasury	Short Term Obligation Fund (I)	*	*	791,578
	Vanguard	500 Index Fund	*	*	102,112
	Vanguard	Mid-Cap Index Fund	*	*	285,339

					$5,208,374

*	Permitted party-in-interest.
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Asheville Savings Bank Retirement Savings Plan

June 28, 2012	By:	Asheville Savings Bank, Plan Administrator

	By:	/s/ Jonna G. Bradham
Jonna G. Bradham
Senior Vice President

Asheville Savings Bank Retirement Savings Plan

INDEX OF EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm